UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

GlobalSCAPE, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37940G109
(CUSIP Number of Class of Securities)

Matthew Goulet

4500 Lockhill-Selma, Suite 150

San Antonio, TX 78249

(210) 308-8267

With a copy to:

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2289

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,846,255	$ 2,098.00

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $15,000,000 in value of shares of the common stock, par value $0.001 per share, of GlobalSCAPE, Inc., plus the purchase of an additional 2% of shares outstanding.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction. A portion of this filing fee has already been paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,867.50	Filing Party: GlobalSCAPE, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 22, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on August 22, 2018, as amended on September 13, 2018 and September 25, 2018 (together with any subsequent amendment and supplement thereto, the “Schedule TO”) by GlobalSCAPE, Inc., a Delaware corporation (“GlobalSCAPE” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $15,000,000 in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price of not greater than $4.50 nor less than $4.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 22, 2018 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act. Only those items reported in this Amendment are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplemented herein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

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ITEM 4.	Terms of the Transaction.

Item 4 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

The Offer expired at 12:00 midnight, New York City time, on September 19, 2018. Based on the final count by American Stock Transfer & Trust Company, the depositary for the Offer, the Company has accepted for purchase 4,011,013 Shares at a Purchase Price of $4.20 per Share, for an aggregate Purchase Price of approximately 16.8 million, excluding fees and expenses related to the Offer. Included within the Shares accepted for purchase are 439,585 Shares that the Company elected to purchase pursuant to its right to increase the size of the Offer by up to 2.0% of the Company’s outstanding common stock. The Shares purchased represent approximately 18.2% of the Shares issued and outstanding as of September 24, 2018.

ITEM 11.	Additional Information.

Item 11 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On September 25, 2018, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on September 19, 2018. A copy of such press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 22, 2018.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Press Release regarding the Offer and other matters issued by the Company on August 20, 2018 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 21, 2018 and incorporated herein by reference).*
(a)(5)(A)	Press Release regarding preliminary results of the Offer issued by the Company on September 20, 2018.*
(a)(5)(B)	Press Release regarding final results of the Offer issued by the Company on September 25, 2018.**

(d)(1)	Employment Agreement between the Company and Matthew C. Goulet, dated as of April 1, 2015 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 1, 2015 and incorporated herein by reference).*

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(d)(2)	Employment Agreement between the Company and Peter S. Merkulov, dated as of October 18, 2017.*
(d)(3)	Employment Agreement between the Company and Michael P. Canavan, dated as of July 10, 2017.*
(d)(4)	Employment Agreement between the Company and David C. Mello, dated as of September 18, 2017.*
(d)(5)	Company’s 2000 Stock Option Plan dated May 8, 2000 (filed as Exhibit 4.3 to the Company’s Annual Report on Form 10-K, filed with the SEC on May 12, 2000 and incorporated herein by reference).*
(d)(6)	Company’s 2010 Employee Long-Term Equity Incentive Plan dated June 3, 2010 (filed as Annex A to the Company’s Schedule 14A, filed with the SEC on April 22, 2010 and incorporated herein by reference).*
(d)(7)	Company’s 2015 Non-Employee Directors Long-Term Equity Incentive Plan (filed as Annex A to the Company’s Schedule 14A, filed with the SEC on April 2, 2015 and incorporated herein by reference).*
(d)(8)	Company’s 2016 Employee Long-Term Equity Incentive Plan (filed as Annex A to the Company’s Schedule 14A, filed with the SEC on March 31, 2017 and incorporated herein by reference).*
(d)(9)	Form of Incentive Stock Option Agreement under the Company’s 2000 Stock Option Plan (filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K, filed with the SEC on April 1, 2002 and incorporated herein by reference).*
(d)(10)	Form of Non-Qualified Stock Option Agreement under the Company’s 2000 Stock Option Plan (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2006 and incorporated herein by reference).*
(d)(11)	Form of Non-Qualified Stock Option Agreement under the Company’s 2010 Employee Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2015 and incorporated herein by reference).*
(d)(12)	Form of Incentive Stock Option Agreement under the Company’s 2010 Employee Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 4, 2016 and incorporated herein by reference).*
(d)(13)	Form of Restricted Stock Award Agreement under the Company’s 2015 Non-Employee Directors Long-Term Equity Incentive Plan (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on May 18, 2015 and incorporated herein by reference).*

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(d)(14)	Stock Purchase Agreement, dated January 9, 2017 by and between Thomas H. Brown, David L. Mann and 210 Capital LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 9, 2017 and incorporated herein by reference).*
(d)(15)	Employment Agreement between the Company and Mark Hood, dated as of August 27, 2018 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 27, 2018 and incorporated herein by reference).*

* Previously filed.
** Filed herewith.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Karen J. Young
	Name:	Karen J. Young
	Title:	Chief Financial Officer

Date: September 25, 2018

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